

Mail Stop 4628

November 6, 2017

<u>Via E-mail</u>
David Henshall
President and Chief Executive Officer
Citrix Systems, Inc.
851 West Cypress Creek Road
Fort Lauderdale, FL 33309

> **Re: Citrix Systems, Inc.**
> **10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 16, 2017**
> **File No. 000-27084**

Dear Mr. Tatarinov:

     We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1.   You state on page 8 of the 10-K that your licensees include Samsung. You state on your website that Citrix Receiver enables certain features on the Samsung Galaxy S8 smartphone and that Citrix XenMobile software combines with Samsung KNOX on select Samsung devices. News reports and the Samsung.com website confirm that the Samsung Galaxy S8 incorporates Citrix Receiver and XenMobile. We are aware of publicly available information indicating that the Samsung Galaxy S8 is available for sale in both Sudan and Syria. Additionally, the Samsung.com website appears to provide contact information for service and support covering countries including Sudan and Syria. You refer on page F-8 of the 10-K to your wholly-owned subsidiaries in the Europe, Middle East and Africa area, an area that includes Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, resellers, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
Assistant Director
Division of Corporation Finance

Antonio G. Gomes
Senior Vice President, General Counsel and Secretary
Citrix Systems, Inc.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Pran Jha
Sidley Austin LLP